Exhibit 99.2

Sprott Announces 2020 Annual Results

TORONTO, Feb. 26, 2021 (GLOBE NEWSWIRE) -- Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2020. As previously disclosed, all financial figures are now reported in US dollars unless indicated otherwise.

Management commentary

"Sprott's AUM increased by 88% in 2020 to a record high of $17.4 billion," said Peter Grosskopf, CEO of Sprott. "This strong AUM growth translated into substantial improvements in our key financial metrics. Adjusted base EBITDA was $44.2 million for 2020, up $15.2 million or 52% from the prior year. Sprott’s strong financial performance and track record of creating shareholder value resulted in the company’s addition to the S&P/TSX Composite Index in 2020 and our inclusion in the annual TSX30 program. During the second quarter of 2020, Sprott began trading on the New York Stock Exchange and subsequently increased its dividend in November 2020."

"Investor interest in precious metals has remained strong in the early months of 2021. Our exchange listed products are generating new inflows, particularly the Sprott Physical Silver Trust, and our managed equities team continues to deliver excellent performance. Looking ahead, we remain committed to extending our reach into new markets and expanding our client base by launching new strategies in all of our key segments."

Financial highlights

Key AUM highlights

•	Assets Under Management (“AUM”) reached a record $17.4 billion as at December 31, 2020, up $1.1 billion (7%) from September 30, 2020 and up $8.1 billion (88%) from December 31, 2019. On a three and twelve months ended basis, we benefited from strong market value appreciation across most of our fund products. We also benefited from strong inflows in our physical trusts that more than offset the anticipated redemption experience in our precious metals strategies following the acquisition of the Tocqueville Asset Management gold strategies (“the Acquisition”). The Acquisition added $1.7 billion of AUM at time of closing.

Key revenue highlights

•	Net fees were $26.2 million in the quarter, up $14.8 million from the prior period and were $76.3 million on a full year basis, up $34.3 million (81%). The revenue increases in the quarter and on a full year basis were primarily due to strong net inflows and market value appreciation in our exchange listed products segment. We also benefited from strong market value appreciation and the addition of new AUM from the Acquisition in our managed equities segment and higher fees in our lending segment.

Net commissions were $4 million in the quarter, up slightly from the prior period and were $16.6 million on a full year basis, up $5.4 million (48%). The increase was due to strong equity origination, sales and trading activities in our brokerage segment throughout the year.

•	Finance income was $1.6 million in the quarter, down $0.9 million (34%) from the prior period and was $4 million on a full year basis, down $7.5 million (65%). Finance income primarily includes interest income from our co-investments in LP units and other ancillary income earned directly or indirectly from lending activities. The comparative period finance income also includes interest income from legacy loans. Lower finance income in the quarter and on a full year basis was primarily due to the repayment of legacy balance sheet loans.

•	Gain (loss) on investments was ($3.1) million in the quarter, down $1.8 million from the prior period and was $5.1 million on a full year basis, up $6.2 million. Investment gains on a full year basis were mainly due to market value appreciation of certain equity holdings and co-investments. These gains were partially offset by unrealized losses on digital gold strategies in the fourth quarter.

Key expense highlights

•	Net compensation was $11.8 million in the quarter, up $4.4 million (60%) from the prior period and was $39.9 million on a full year basis, up $13.9 million (53%). The increase in the quarter and on a full year basis was primarily due to higher variable at-risk pay relating to the Company's significantly improved financial performance over the year. Annual adjusted base EBITDA was up 52 year-over-year, consistent with the 53% increase year-over-year in net compensation. Adjusted base EBITDA, operating margins and net revenue targets form the basis of the quantitative performance measures used when determining variable at-risk compensation. Higher compensation was also the result of additional base salaries attributable to new hires from the Acquisition.The Company reduced its compensation ratio over the last five years (net compensation / net fees & net commissions) from a high of 54% to a low of 43% in 2020 while correspondingly increasing the proportion of variable at-risk pay (AIP and LTIP) our employees receive relative to fixed compensation.

•	SG&A was $2.4 million in the quarter, down $0.5 million (18%) from the prior period and was $11.6 million on a full year basis, down $0.9 million (7%). The decrease in the quarter and on a full year basis was the result of lower marketing and sales costs relating to travel restrictions due to COVID-19.

Earnings summary

•	Net income was $6.7 million in the quarter, up $5.3 million from the prior period and was $27 million on a full year basis, up $16.8 million. Adjusted base EBITDA was $14.8 million in the quarter, up $7.3 million (98%) from the prior period and was $44.2 million on a full year basis, up $15.2 million (52%). During the quarter and on a full year basis, we benefited from increased fees due to strong net inflows and market value appreciation in our exchange listed products segment, the Acquisition and additional market value appreciation in our managed equities segment. We also benefited from increased commission revenues in our brokerage segment. These increases more than offset lower finance income in our lending segment and higher variable at-risk compensation on increased revenues, earnings generation and strong operating margins across the Company.

Subsequent events

•	On February 25, 2021, the Sprott Board of Directors announced a quarterly dividend of $0.25

•	Subsequent to year-end, the Company successfully negotiated an amendment to the original terms of the Tocqueville Asset Management gold strategies purchase agreement. In lieu of any contingent consideration entitlement for the 2020 and 2021 fiscal years, the vendor accepted a final payment from the Company of $30 million ($27 million in cash and $3 million in Sprott Inc. common shares). This enabled the Company to lock-in the total acquisition price and return on investment economics going into 2021 and further enabled the Company to retain the full benefits of any additional increase in AUM expected over 2021. As a result of this change, the Company revised the contingent consideration in the first quarter of 2021 and incurred an expense of $4.4 million. This one-time charge on revision of contingent consideration will be included as part of the Other expenses line on the consolidated statements of operations and comprehensive income.

Executive transition

Effective March 15, 2021, Rick Rule will retire from his roles as Senior Managing Director, Sprott Inc.; President & CEO, Sprott U.S. Holdings. Mr. Rule will continue to serve as a Director of Sprott and will play an ongoing role in the management of certain Sprott investment strategies.

“Rick has been a key part for the evolution of Sprott into one of the world’s leading natural resource focused asset managers and we wish him the best as he steps back from his day-to-day responsibilities,” said Mr. Grosskopf. “We look forward to continuing to work closely with Rick as both a Director of Sprott and an adviser to some of our investment strategies.”

“After more than four decades of investing in the natural resource sector, more than 10 years of which have been spent as part of the Sprott organization, I’m looking forward to slowing down,” said Rick Rule. “I will remain both a director of Sprott, as well as the Company’s largest shareholder. I am excited to continue supporting the investment team on certain strategies and would like to extend my sincere thanks to Sprott’s clients and shareholders and all of my colleagues in the Sprott organization.”

Normal course issuer bid

The Company’s board of directors has approved the purchase of up to 2.5% percent of the Company’s outstanding common shares pursuant to a normal course issuer bid. Purchases under the normal course issuer bid are expected to commence on or about March 3, 2021 and will be subject to acceptance by the Toronto Stock Exchange.

Supplemental financial information

Please refer to the 2020 annual audited consolidated financial statements of the company and the related management discussion and analysis filed earlier this morning for further details into the company's financial position as at December 31, 2020 and the company’s financial performance for the 12 months ended December 31, 2020.

Schedule 1 - AUM continuity

3 months results

	AUM		Market		AUM	Blended
	Sep. 30,	Net	value		Dec. 31,	management
(In millions $)	2020	inflows (1)	changes	Other (2)	2020	fee rate (3)
Exchange listed products
- Physical trusts	11,131	201	519	-	11,851	0.39%
- ETFs	381	15	(14)	-	382	0.35%
	11,512	216	505	-	12,233	0.39%
Managed equities
- Precious metals strategies	2,447	(9)	41	-	2,479	0.79%
- Other (4)	312	-	40	-	352	0.92%
	2,759	(9)	81	-	2,831	0.81%
Lending (5)	906	94	18	(19)	999	1.05%
Other (6)	1,082	87	158	-	1,327	0.79%

Total (7)	16,259	388	762	(19)	17,390	0.53%

12 months results

	AUM		Market		AUM	Blended
(In millions $)	Dec. 31,	Net	value	Other (2)	Dec. 31,	management
	2019	inflows (1)	changes		2020	fee rate (3)
Exchange listed products
- Physical trusts	6,579	2,752	2,520	-	11,851	0.39%
- ETFs	252	61	69	-	382	0.35%
	6,831	2,813	2,589	-	12,233	0.39%
Managed equities
- Precious metals strategies	601	(658)	795	1,741	2,479	0.79%
- Other (4)	350	16	(14)	-	352	0.92%
	951	(642)	781	1,741	2,831	0.81%
Lending (5)	783	260	41	(85)	999	1.05%
Other (6)	688	226	413	-	1,327	0.79%

Total (7)	9,253	2,657	3,824	1,656	17,390	0.53%

(1)	See 'Net inflows' in the key performance indicators (non-IFRS financial measures) section of the MD&A
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3)	Management fee rate represents the net amount received by the Company.
(4)	Includes institutional managed accounts.
(5)	$1.1 billion of committed capital remains uncalled, of which $0.4 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).
(6)	Includes Sprott Korea Corp., private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.
(7)	No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(In thousands $)	2020	2020	2020	2020	2019	2019	2019	2019
Summary income statements
Management fees	22,032	19,934	15,825	15,125	10,685	10,577	9,962	10,195
	10,075	-	-	-	1,811	-	-	-
Carried interest and performance fees
	371	291	326	154	966	50	67	-
less: Trailer and sub-advisor fees
less: Carried interest and performance fee payouts	5,529	-	-	-	86	-	-	-
Net fees	26,207	19,643	15,499	14,971	11,444	10,527	9,895	10,195
Commissions	6,761	9,386	6,133	5,179	6,599	6,056	3,293	3,315
less: Commission expense	2,788	3,789	2,377	1,870	2,658	2,654	1,356	1,386
Net Commissions	3,973	5,597	3,756	3,309	3,941	3,402	1,937	1,929
Finance income (1)	1,629	757	656	914	2,481	2,561	3,435	2,946
Gain (loss) on investments	(3,089)	4,408	8,142	(4,352)	(1,252)	600	(408)	5
Other income	949	914	285	113	364	91	93	77
Total net revenues	29,669	31,319	28,338	14,955	16,978	17,181	14,952	15,152
Compensation	20,193	16,280	10,991	10,125	10,269	9,714	7,463	7,801
less: Carried interest and performance fee payouts	5,529	0	0	0	86	0	0	0
less: Commission expense	2,788	3,789	2,377	1,870	2,658	2,654	1,356	1,386
less: Severance and new hire accruals	65	210	358	667	157	168	650	109
Net compensation	11,811	12,281	8,256	7,588	7,368	6,892	5,457	6,306
Severance and new hire accruals	65	210	358	667	157	168	650	109
Placement and referral fees	191	522	246	86	434	114	251	58
Selling, general and administrative	2,439	2,523	3,049	3,544	2,986	3,175	3,256	3,062
Interest expense	331	320	350	236	269	297	226	244
Depreciation and amortization	1,023	992	1,049	988	1,254	893	819	829
Other expenses (gain)	4,528	4,154	2,893	(1,081)	2,117	(167)	3,051	1,038
Total expenses	20,388	21,002	16,201	12,028	14,585	11,372	13,710	11,646

Net income	6,720	8,704	10,492	1,062	1,445	4,336	1581	2,847
Net Income per share (2)	0.27	0.36	0.43	0.04	0.06	0.18	0.06	0.12
Adjusted base EBITDA	14,751	12,024	9,204	8,187	7,441	7,612	7032	6,918
Adjusted base EBITDA per share (2)	0.60	0.49	0.38	0.33	0.31	0.31	0.29	0.28
Operating margin	51%	47%	49%	43%	38%	36%	39%	39%
Summary balance sheet
Total assets	377,348	358,300	338,931	318,318	324,943	325,442	338,530	332,504
Total liabilities	86,365	81,069	70,818	65,945	53,313	51,774	68,008	54,009
Total AUM	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515	8,548,982	8,103,723	7,909,488
Average AUM	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651	8,608,001	7,898,334	7,887,089

(1) Finance income includes: (1) co-investment income from lending LP units;(2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from on-balance sheet loans and brokerage client accounts.

(2) Per share amounts for periods before May 28, 2020 reflect retrospective treatment of the 10:1 share consolidation.

Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Net income for the periods	6,720	1,445	26,978	10,209
Adjustments:
Interest expense	331	269	1,237	1,036
Provision for income taxes	2,561	948	7,684	2,741
Depreciation and amortization	1,023	1,254	4,052	3,795
EBITDA	10,635	3,916	39,951	17,781
Other adjustments:
(Gain) loss on investments (1)	3,089	1,422	(5,109)	1,055
Non-cash stock-based compensation	1,307	648	2,835	3,863
Other expenses (2)	4,266	2,274	11,035	7,123
Adjusted EBITDA	19,297	8,260	48,712	29,822
Other adjustments:
Carried interest and performance fees	(10,075)	(1,811)	(10,075)	(1,811)
Carried interest and performance fee related expenses	5,529	992	5,529	992
Adjusted base EBITDA	14,751	7,441	44,166	29,003
Operating margin (3)	51%	38%	49%	38%

(1)  This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)  In addition to the items outlined in Note 5 of the annual financial statements, Other expenses also include severance and new hire accruals of $0.1 million for the 3 months ended (3 months ended December 31, 2019 - $0.2 million) and $1.3 million for the 12 months ended (12 months ended December 31, 2019 - $1.1 million) and excludes income attributable to non-controlling interests of $0.3 million for the 3 months ended (3 months ended December 31, 2019 - $Nil) and $0.8 million for the 12 months ended (12 months ended December 31, 2019 - $Nil) (see Other expenses in Note 5 of the financial statements).

(3)  Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A conference call and webcast will be held today, February 26, 2021 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 7372646. A taped replay of the conference call will be available until Friday, March 5, 2021 by calling (855) 859-2056, reference number 7372646. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/nnqnfedr

*Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) market outlook and future metal prices, which are generating new inflows and excellent performance in our Exchange Listed Products and Managed Equities segments; (ii) our commitment to extending our reach into new markets and expanding our client base by launching new strategies in all of our key segments; (iii) the continued pay-for-performance aspect of the compensation program; (iv) Mr. Rule’s continued role with the company; (v) the acceptance of our normal course issuer bid by the Toronto Stock Exchange and the timing thereof; (vi) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2020. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2021; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in the Company’s MD&A for the period ended December 31, 2020. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager and a leader in precious metal investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com